Veris Gold Corp.’s Smith Mine Exploration Drill Program Returns 7.62 m of 45.94 g/t Au at
Jerritt Canyon, Nevada

Vancouver, BC – February 28, 2013 – Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce further assay results from its 2012 underground drilling program at the Jerritt Canyon gold operation in Nevada, USA. Jerritt Canyon is operated by Veris Gold USA, Inc., a wholly-owned subsidiary of Veris Gold Corp. (“VS” or the “Company”).

This news release reports upon final assay results for the Zone 4 exploration drill program at the company’s Smith underground mine.

ASSAY HIGHLIGHTS

  SMI-LX-798 intersected 3.05 meters assaying 12.62 g/t

  SMI-LX-799 intersected 13.72 meters assaying 32.03 g/t (uncut) and 24.72 g/t (cut to 34.29 g/t); including 7.62 meters assaying 45.94 g/t (uncut) and 32.78 g/t (cut to 34.29 g/t)

  SMI-LX-803 intersected 26.84 meters assaying 5.56 g/t

  SMI-LX-804 intersected 13.72 meters assaying 5.35 g/t

  SMI-LX-808 intersected 12.20 meters assaying 4.15 g/t

  SMI-LX-809 intersected 9.15 meters assaying 5.04 g/t

  SMI-LX-811 intersected 9.15 meters assaying 4.87 g/t

The Zone 4 exploration drill program constituted twenty-nine diamond core holes (SMI-LX-784 through SMI-LX-812) totaling 29,081 ft. (7,040 m). The program commenced on November 1, 2011 and concluded July 31, 2012.

This drilling targeted a block of ground (approx. 1,000m X 500m) lying between the historic, as well as current, Zone 2 and Zone 4 mining blocks (Coulee and Mahala dike trends respectively). Only three historic surface drill holes had previously tested this area.

The exploration concept tested favorable mineral-hosting lithologic units of the Roberts Mountain and Hanson Creek formations that are interpreted to be intersected by NW/SE trending structures sympathetic to the main Zone 2 (Coulee Dike) and Zone 4 (Mahala Dike) ore controlling structures within the Smith mine.

Results from the first thirteen drill holes (SMI-LX-784 through SMI-LX-796) were previously reported upon in a news release dated August 2, 2012. Significant assay results from the remaining sixteen drill holes are listed in Table 1.

Table 1. Significant 2012 Exploration Drill Hole Assay Results from Zone 4 at Smith Mine.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
SMI-LX-798	842.0 ft.	852.0 ft.	10.0 ft.	0.368 opt
	256.81 m	259.86 m	3.05 m	12.62 g/t
SMI-LX-799	562.0 ft.	607.0 ft.	45.0 ft.	0.934 opt
	171.41 m	185.13 m	13.72 m	32.03 g/t
includes	562.0 ft.	607.0 ft.	45.0 ft.	0.721 opt
(assays cut to 34.29 g/t)	171.41 m	185.13 m	13.72 m	24.72 g/t
includes	582.0 ft.	607.0 ft.	25.0 ft.	1.340 opt
(uncut)	177.51 m	185.13 m	7.62 m	45.94 g/t
includes	582.0 ft.	607.0 ft.	25.0 ft.	0.956 opt
(assays cut to 34.29 g/t)	177.51 m	185.13 m	7.62 m	32.78 g/t
SMI-LX-802	305.0 ft.	340.0 ft.	35.0 ft.	0.126 opt
	93.02 m	103.70 m	10.68 m	4.32 g/t
includes	355.0 ft.	390.0 ft.	35.0 ft.	0.129 opt
	108.27 m	118.95 m	10.68 m.	4.42 g/t
includes	475.0 ft.	505.0 ft.	30.0 ft.	0.099 opt
	144.87 m	154.02. m	9.15 m	3.40 g/t
includes	675.0 ft.	685.0 ft.	10.0 ft.	0.153 opt
	205.87 m	208.92 m	3.05 m	5.25 g/t
SMI-LX-803	315.0 ft.	403.0 ft.	88.0 ft.	0.162 opt
	96.07 m	122.91 m	26.84 m	5.56 g/t
SMI-LX-804	340.0 ft.	385.0 ft.	45.0 ft.	0.156 opt
	103.7 m	117.42	13.72 m	5.35 g/t
SMI-LX-804	575.0 ft.	585.0 ft.	10.0 ft.	0.137 opt
	175.37 m	178.42 m	3.05 m	4.70 g/t
SMI-LX-805	125.0 ft.	135.0 ft.	10.0 ft.	0.156 opt
	38.12 m	41.17 m	3.05 m	5.35 g/t
SMI-LX-805	575.0 ft.	602.0 ft.	27.0 ft.	0.165 opt
	175.37 m	183.61 m	8.23 m	5.66 g/t
SMI-LX-806	345.0 ft.	355.0 ft.	10.0 ft.	0.107 opt
	105.22 m	108.27 m	3.05 m	3.67 g/t
SMI-LX-806	400.0 ft.	420.0 ft.	20.0 ft.	0.111 opt
	122.0 m	128.10 m	6.10 m	3.81 g/t
SMI-LX-806	480.0 ft.	495.0 ft.	15.0 ft.	0.204 opt
	146.47 m	150.97 m	4.57 m	7.00 g/t
SMI-LX-806	625.0 ft.	660.0 ft.	35.0 ft.	0.131 opt
	190.62 m	201.30 m	10.67 m	4.49 g/t

SMI-LX-807	522.0 ft.	537.0 ft.	15.0 ft.	0.133 opt
	159.21 m	163.78 m	4.57 m	4.56 g/t
SMI-LX-807	557.0 ft.	567.0 ft.	10.0 ft.	0.123 opt
	169.88 m	172.93 m	3.05 m	4.22 g/t
SMI-LX-808	155.0 ft.	180.0 ft.	25.0 ft.	0.118 opt
	47.27 m	54.90 m	7.62 m	4.05 g/t
SMI-LX-808	235.0 ft.	275.0 ft.	40.0 ft.	0.121 opt
	71.67 m	83.87 m	12.320 m	4.15 g/t
SMI-LX-808	720.0 ft.	755.0 ft.	35.0 ft.	0.101 opt
	219.6 m	230.27 m	10.67 m	3.46 g/t
SMI-LX-809	145.0 ft.	175.0 ft.	30.0 ft.	0.147 opt
	44.22 m	53.37 m	9.15 m	5.04 g/t
SMI-LX-809	195.0 ft.	210.0 ft.	15.0 ft.	0.163 opt
	59.47 m	64.05 m	4.57 m	5.59 g/t
SMI-LX-811	537.0 ft.	567.0 ft.	30.0 ft.	0.101 opt
	163.78 m	172.93 m	9.15 m	3.46 g/t
SMI-LX-811	610.0 ft.	640.0 ft.	30.0 ft.	0.142 opt
	186.05 m	195.20 m	9.15 m	4.87 g/t
SMI-LX-812	180.0 ft.	255.0 ft.	75.0 ft.	0.075 opt
	54.90 m	77.77 m	22.87 m	2.57 g/t

Notes: No significant assays in drill holes: SMI-LX-785, SMI-LX-791, SMI-LX-792, SMI-LX-795, SMI-LX-797, SMI-LX-800, SMI-LX-801, and SMI-LX-810.

The assay results from SMI-LX-798 and SMI-LX-799 are higher than the average overall deposit grade but indicate that Jerritt Canyon can still hold some pleasant surprises.

William Hofer, Chief Geologist for Jerritt Canyon, states that, “Higher grade drill intersections dispersed among broader areas of lower grade drill intersections is indicative of the ores at Jerritt Canyon. We are confident that, given current economic conditions, future in-fill drilling into this area of the Smith mine will have a high probability of defining mineable reserves immediately proximal to our existing mine infrastructure”.

Todd Johnson, VP Exploration for Veris Gold, states that, “Jerritt Canyon continues to provide excellent exploration results adjacent to our existing infrastructure. Additional exploration will focus on other near mine opportunities at SSX-Steer (West Mahala) and other targets that have no or little drill tests done to date (West Starvation).”

Cross sectional and plan view maps illustrating the drilling and significant assay results for Zone 4, reported upon in this news release, can be found on the Company website here at http://www.verisgold.com/i/pdf/Smith_Mine_2012_UG_Zone4_maps.pdf.

A table summarizing all of the assay results received to date, and reported upon in this news release, can be found on the Company website here at http://www.verisgold.com/i/pdf/Smith_Mine_2012_UG_Zone4_update.pdf.

Assaying of all samples from the 2012 surface drill program reported in this news release were conducted by ALS Laboratory Group in Reno, Nevada using standard fire assay techniques. Assay intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of the mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The company’s 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company’s website: http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf

The information in this news release was compiled and reviewed by William Hofer B.Sc., Chief Geologist, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@verisgold.com
www.verisgold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@verisgold.com and specify “Veris Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.